Exhibit (d)(25)

February 1, 2019

David Smail

2104 Redbird Drive

Las Vegas, NV 89134

Dear David:

I am pleased to offer you a position as Executive Vice President and Chief Legal Officer, with all of the duties, authorities and responsibilities commensurate with this role, for ADT LLC (with its affiliates and successors, the “Company”, or “ADT”), reporting directly to James DeVries, President and Chief Executive Officer. This position will be based in Boca Raton, Florida.

Your employment will begin on February 4, 2019. Your compensation and benefits are described below.

Base Salary

You will receive a bi-weekly salary of $19,230.77 ($500,000 annualized) effective on your start date. This salary level will be reviewed on an annual basis and may be adjusted based on your performance and that of the Company.

Annual Incentive Plan

You will be eligible to participate in the Company’s annual incentive plan. Under this plan, your target bonus will equal 70% of your base salary Determination. of actual award levels relative to the target bonus will be based on the Company’s financial performance as well as your individual contribution, and awards will be paid in accordance with the terms of the plan. Your FY19 incentive award will be prorated based on your hire date, and such award will be paid in 2020.

Long Term Incentive Program

You will be eligible to participate in the annual long-term incentive program of ADT LLC. Your first annual grant will be in early 2020, and the grant date value for your award is $600,000, as approved by the Compensation Committee of the Board of Directors. You will receive more information about your awards detailing the terms and conditions after they have been granted and approved by the Compensation Committee.

New Hire Equity Grant

You will also receive a one-time sign-on equity award with a grant date value of $1,500,000, as approved by the Compensation Committee of the Board of Directors. The grant date is expected to be in March 2019 The. award value will be weighted 50% as Restricted Stock Units and 50% as Stock Options. Restricted Stock Units will have a grant price equal to the closing price on the date of grant and will vest on the third anniversary of the date of grant. Stock Options are granted with an exercise price equal to the closing price on the date of grant and will also vest on the third anniversary of the date of grant. You will receive more information about your awards detailing the terms and conditions after they have been granted and approved by the Compensation Committee.

Relocation

This position requires that you work from the Company office located in Boca Raton, Florida. Accordingly, it will be necessary for you to relocate to the Boca Raton area. To assist with your relocation, a representative from Weichert Workforce Mobility will contact you to begin the process. Please do not commence any relocation arrangements in advance of the initiation of your relocation through Weichert. If you have any questions, please contact Evelyn Ghanem at eghanem@adt.com or 561-981-4715. Please note that any exceptions to the attached policy will require approval in advance from ADT.

To facilitate your relocation, ADT will approve your working from Paris, France for one week per month in March, April and May, 2019. The Company will pay for business-class air travel associated with these trips.

Benefits

ADT offers a comprehensive benefits package including several choices in medical, dental, vision and disability programs as well as a variety of voluntary benefits. You will be eligible to participate in the benefits program effective the first of the month following 31 days of employment. You will receive additional information regarding your benefits during your Company New Hire Orientation. If you do not receive your benefits package within 30-days of your hire date, you should contact EmployeeAccess at 1-888-833-1839.

ADT Retirement Savings and Investment Plan (“RSIP,” or “401(k) Plan”)

You are eligible to participate in the 40l(k) plan from your date of hire. The 401(k) Plan provides for retirement savings through pre-tax and/or Roth employee contributions and a Company matching contribution. The Company currently contributes $1 for every dollar you contribute, up to the first 5% of your eligible pay, and you will be fully vested in the Company matching contribution after three years of service.

ADT Supplemental Savings and Retirement Plan (“SSRP”)

In addition to the 401 (k) plan, the Company offers you another opportunity to save money on a tax-deferred basis above the IRS or Plan limits within the 401 (k) Plan. Under this non-qualified program, you may defer a portion of your base salary and/or annual performance-based bonus and have the opportunity to receive distributions while still working for ADT. lf you participate in the SSRP, you may receive Company contributions equal to the matching Page percentage rate you would be eligible to receive under the 401 (k) Plan. Limited plan options are available during mid-year enrollments, while all options are available during annual enrollment, held each December for the upcoming Plan year. More details are available within your enrollment materials, which will be provided to you after your hire date.

Medical and/or Dental Plans

You will be eligible to participate in the Company-sponsored Medical and/or Dental plan, on a contributory basis, effective the first of the month following 31 days of employment with the Company. All of our benefit programs are reviewed annually and changes in plan design and/or employee contributions are the norm.

Executive Physical Program

You will be eligible to participate in the Company’s Executive Health Management Program. Information will be sent to you under separate cover.

Paid Time Off (PTO) and Holidays

You will be eligible for paid time off (PTO) in accordance with the Company PTO policy. You will be provided with details during new hire orientation. Additionally, you will be provided with a copy of this year’s holiday schedule.

Severance

In the event of the termination of your employment by the Company without Cause (as defined below) or your resignation of employment with Good Reason (as defined below), and provided that you execute a general release of claims in favor of the Company (which shall contain confidentiality, non-solicitation, non-competition, and non-disparagement provisions consistent with Article VI of The ADT Corporation Severance Plan for U.S. Officers and Executives (“Severance Plan”)) (the “Release”) within forty-five (45) days of your date of termination and you do not revoke such release during the seven day period following the execution of the Release; the Company shall (i) continue to pay your annual base salary in accordance with the Company’s customary payroll practices during the period (the “Severance Period”) beginning on the date of your termination of employment and ending on the earlier to occur of (A) the twenty-four (24) month anniversary of your date of termination and (B) the first date that you violate any restrictive covenant contained in this Agreement and in the Release; (ii) subject to your compliance with the restrictive covenants contained in this Agreement and in the Release, pay you a prorated portion of the annual bonus payable with respect to the calendar year in which such termination occurs, determined on a daily basis, based solely on the actual level of achievement of the applicable performance goals for such year, and payable if and when annual bonuses are paid to other senior executives of the Company with respect to such year; and (iii) continue to provide coverage during the Severance Period for you and any eligible dependents under all Company health and welfare plans in which you and any such dependents participated immediately prior to your date of termination, to the extent permitted thereunder (and to the extent that such benefits may be provided under applicable law without penalty) and subject to any active-employee cost-sharing or similar provisions in effect for you thereunder as of immediately prior to your date of termination. The installment payments of base salary set forth above shall commence on the first payroll period following the effective date of the Release, and the initial installment shall include a lump-sum payment of all amounts accrued from the date of termination through the date of such initial payment. For purposes of this Agreement, “Cause” shall mean your (i) substantial failure or refusal to perform duties and responsibilities of your job as required by the Company, (ii) material violation of any fiduciary duty owed to the Company, (iii) conviction of, or entry of a plea of nolo contendere with respect to, a felony, (iv) conviction of, or entry of a plea of nolo contendere with respect to, a misdemeanor which involves dishonesty, fraud or morally repugnant behavior, (v) dishonesty, (vi) theft, (vii) violation of Company rules or policy, or (viii) other egregious or morally repugnant conduct that has, or could have, a serious and detrimental impact on the Company and its employees. The Company, in its sole and absolute discretion, shall determine Cause.

You shall have “Good Reason” to resign from your employment in the event that any of the following actions are taken by the Company or any of its subsidiaries without your consent: (i) a decrease in your annual base salary; (ii) a decrease in your target bonus; (iii) any failure by the Company to pay any material compensation due and payable to you in connection with your employment or this Agreement; (iv) any material diminution of your duties, responsibilities, authority, positions, or titles; (v) the Company’s requiring you to be based at any location more than thirty (30) miles from the Boca Raton, Florida area; or (vi) any material breach by the Company of any term or provision of this Agreement; provided, however, that none of the events described in the foregoing clauses shall constitute Good Reason unless you have notified the Company in writing describing the events that constitute Good Reason within forty-five (45) days following the first occurrence of such events and then only if the Company fails to cure such events within thirty (30) days after the Company’s receipt of such written notice.

The severance benefits set forth in this Agreement shall be in lieu of any benefits you may otherwise be entitled to under the Severance Plan or The ADT Corporation Change in Control Severance Plan.

Code Section 409A

Notwithstanding any provision of this Agreement to the contrary, if required by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and if you are a “specified employee” within the meaning of Section 409A, the severance benefits set forth in this Agreement will not be paid to you during the six-month period following your “separation from service” as defined in Section 409A. If such benefits are required to be delayed, the accumulated amounts withheld due to Section 409A shall be paid in a lump sum payment within thirty (30) days after the end of such six-month period and no interest or other adjustment shall be made for the delayed payment. If you die during such six-month period prior to the payment of the severance benefits, the amounts withheld due to Section 409A shall be paid to your estate within sixty (60) days after your death. For purposes of Section 409A, the right to a series of payments under this Agreement shall be treated as a right to a series of separate payments.

Non-Competition and Non-Solicitation

In accepting this employment offer, and in consideration of this employment offer and/or ADT’s continued obligation and promise to provide you with confidential and propriety information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with ADT and its parents, subsidiaries or affiliates, and for the one (1) year period following your termination of employment for any reason, you will not directly or indirectly, own, manage, operate, control (including indirectly through a debt or equity investment), provide services to, or be employed by, any person or entity engaged in any business that is (i) located in or provides services or products to a region with respect to which you had substantial responsibilities while employed by ADT or its parents, subsidiaries or affiliates, (ii) and competitive with (A) the line of business or businesses of ADT or its parents, subsidiaries or affiliates that you were employed with during your employment (including any prospective business to be developed or acquired that was proposed at the date of termination), or (B) any other business of ADT or its parents, subsidiaries or affiliates with respect to which you had substantial exposure during such employment.

Further, in accepting this employment offer, and in consideration of this employment offer and/or ADT’s continued obligation and promise to provide you with confidential and propriety information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with ADT and its parents, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another (i) solicit, recruit, aid or induce any employees of ADT or its parents, subsidiaries or affiliates to leave their employment with ADT or its parents, subsidiaries or affiliates in order to accept employment with or render services to another person or entity unaffiliated with ADT or its parents, subsidiaries or affiliates, or hire or knowingly take any action to assist or aid any other person or entity in identifying or hiring any such employee, or (ii) solicit, aid, or induce any customer of ADT or its parents, subsidiaries or affiliates to purchase goods or services then sold by ADT or its parents, subsidiaries or affiliates from another person or entity, or assist or aid any other persons or entity in identifying or soliciting any such customer, or (iii) otherwise interfere with the relationship of ADT or its parents, subsidiaries or affiliates with any of their employees, customers, vendors, agents, or representatives.

Irreparable injury will result to ADT and to its business, in the event of a breach by you of any of your covenants and commitments you have accepted as a condition of this employment offer, including the covenants of non-competition and non-solicitation. Therefore, in the event of a breach of such covenants and commitments, ADT reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages.

Governing Law

The validity, interpretation, construction and performance of the provisions of this offer letter shall be governed by the laws of the state of Florida without reference to principles of conflicts of laws that would direct the application of the law of any other jurisdiction. In the event of any dispute between the parties, it is agreed that the United States courts shall be the exclusive forum for the resolution of the same.

Severability; Successors

The invalidity or unenforceability of any provision of this offer letter will not affect the validity or enforceability of the other provisions of this offer letter, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed, and to the extent necessary will be deemed to be amended, so as to be enforceable to the maximum extent compatible with applicable law. Any non-solicitation and/or non-competition provision contained in this offer letter is expressly intended to benefit the Company (which includes all parents, subsidiaries and/or affiliated entities as third party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third party beneficiaries) and its successors and assigns to enforce these provisions.

Indemnification

During your employment and service as a director or officer (or both) and at all times thereafter during which you may be subject to liability, you shall be entitled to indemnification set forth in the Company’s Certificate of Incorporation and By-laws to the maximum extent allowed under the laws of the State of Delaware and you shall be entitled to the protection of any insurance policies the Company may elect to maintain generally for the benefit of its directors and officers against all costs, charges, and expenses incurred or sustained by you in connection with any action, suit, or proceeding to which you may be made a party by reason of your being or having been a director, officer, or employee of the Company or any of its subsidiaries (other than any dispute, claim, or controversy arising under or relating to this Agreement). Notwithstanding anything to the contrary herein, your rights under this indemnification section shall survive the termination of your employment for any reason and the expiration of this Agreement for any reason.

Employment Relationship; Modification of Terms of Offer

Please be advised that neither this letter nor any statement made by ADT or its parents, subsidiaries or affiliates is intended to be a contract of employment for a definite period of time. That means that the employment relationship established by this letter is “at will” and either you or ADT may terminate the employment relationship at any time and for any reason, with or without cause or notice. The Company may from time to time and in its own discretion, change the terms and conditions of your employment with or without notice.

Conditions of Employment

Your employment is contingent upon the following which will be described below in greater detail:

•	Execution of this offer letter

•	Successful completion of a background check

•	Successful completion of a drug test

•	Documentation of your identity and unrestricted legal authority to work in the United States

Additionally, your on-going employment will be conditioned upon: 1) compliance with your promises of non-solicitation; 2) execution of and on-going compliance with the Company’s Confidentiality and New Inventions Agreement; and 3) your acknowledgement of and compliance with the ADT Code of Conduct, which will be provided for your review during your first week of employment.

To indicate your acceptance of this offer, please return a signed copy of this letter to me. Once you have indicated your acceptance of this offer, you will receive an email from ADT with a link that you will need to access in order to provide additional information so that we may conduct your background investigation and drug screening.

After submitting your background investigation information, you will receive an email from Sterling Infosystems with a link to obtain your drug screening form. The Sterling lnfosystem “ePassport” confirmation should be printed and brought with you to your chosen testing facility. Drug screening must be completed within 48 business hours of receipt of the drug testing instructions email If. you are not able to print the Sterling Infosystems “ePassport” confirmation, you may write down the confirmation/bar code and bring it with you to the drug testing facility which you have chosen.

The background investigation must be completed and cleared before your first day of employment. A Company representative will contact you to confirm your start date.

During your first three (3) business days of employment, you will be required to provide documentation that satisfies requirements of the Form I-9. Please note that this is a legal requirement under federal immigration laws.

David, I am excited about the prospect of your joining the ADT leadership team Should. you have any questions about any of the items indicated above, please call me.

Sincerely,

/s/ Amelia O. Pulliam
Amelia O. Pulliam
Senior Vice President & Chief Human Resources Officer

I understand that neither this letter nor any statement made by the Company is intended to be a contract of employment for a definite period of time, and either the Company or I may terminate my employment relationship at any time and for any reason, with or without cause or notice. I hereby accept this offer of employment with the Company.

ACCEPTED:

/s/ David Smail
David Smail

February 2, 2019
Date